# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPRINKLR, INC., CIK 0001569345
CUSIP: 85208T107
Title of class of securities: CLASS A COMMON STOCK, $0.00003 PAR VALUE
Address of issuer's principal executive offices: 441 9th Avenue, 12th Floor, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-028339
Filed by CIK 0001866802

## Reporting persons
- Ragy Thomas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 32,067,751; shared voting power 23,343,508; sole dispositive power 32,067,751; shared dispositive power 23,343,508; aggregate amount beneficially owned 55,411,259 (27.2% of the class)
- Thomas 2014 Family Trust: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,129,863; sole dispositive power 0; shared dispositive power 8,129,863; aggregate amount beneficially owned 8,129,863 (5.2% of the class)
- Thomas Family 2017 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,106,677; sole dispositive power 0; shared dispositive power 13,106,677; aggregate amount beneficially owned 13,106,677 (8.1% of the class)
- The Family Trust Under the RT GRAT Dtd 11/11/19 2019: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,996,523; sole dispositive power 0; shared dispositive power 1,996,523; aggregate amount beneficially owned 1,996,523 (1.3% of the class)

## Item 1. Issuer
Name of issuer: SPRINKLR, INC.
Address of issuer's principal executive offices: 441 9th Avenue, 12th Floor, NEW YORK, NY, 10001.

## Item 2. Person Filing
Name of person filing:
Ragy Thomas ("Mr. Thomas")
Thomas 2014 Family Trust (the "2014 Trust")
Thomas Family 2017 Irrevocable Trust (the "2017 Trust")
The Family Trust Under the RT GRAT Dtd 11/11/19 2019 (the "2019 Family Trust", and together with Mr. Thomas, 2014 Trust, and 2017 Trust, the "Reporting Persons")
Address of principal business office or, if none, residence:
c/o Sprinklr, Inc.
441 9th Avenue, 12th Floor
New York, NY 10001
Citizenship:
Mr. Thomas is a United States Citizen.
The 2014 Trust and 2019 Family Trust are governed under the laws of the State of New Jersey.
The 2017 Trust is governed under the laws of the State of Nevada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on the attached cover pages.

Mr. Thomas holds 177,765 shares of the Issuer's Class A Common Stock, (ii) 22,892,365 shares of the Issuer's Class B Common Stock, (iii) 8,994,621 shares of the Issuer's Class B Common Stock issuable upon the exercise of stock options that are currently or will be exercisable within 60 days of June 30, 2025 and (iv) 3,000 shares of the Issuer's Class B Common Stock issuable upon the vesting of restricted stock units within 60 days of June 30, 2025.

Mr. Thomas's spouse holds 110,445 shares of the Issuer's Class B Common Stock.

The 2014 Trust holds 8,129,863 shares of the Issuer's Class B Common Stock. Mr. Thomas is a trustee of the 2014 Trust and holds shared voting and dispositive power of the securities held by the 2014 Trust.

The 2017 Trust holds 13,106,677 shares of the Issuer's Class B Common Stock. Mr. Thomas is a trustee of the 2017 Trust and holds shared voting and dispositive power of the securities held by the 2017 Trust.

The 2019 Family Trust holds 1,996,523 shares of the Issuer's Class B Common Stock. Mr. Thomas is a trustee of the 2019 Family Trust and holds shared voting and dispositive power of the securities held by the 2019 Family Trust.
Percent of class:
See responses to Item 11 on the attached cover pages.

Each of the Mr. Thomas, 2014 Trust, 2017 Trust and 2019 Trust may be deemed to beneficially own 27.2%, 5.2%, 8.1% and 1.3% of Class A Common Stock, and 20.7%, 3.1%, 5.1% and 0.8% of Class A Common Stock and Class B Common Stock combined, respectively.

These percentages are calculated based upon (i) 142,831,141 outstanding shares of the Issuer's Class A Common Stock and 116,006,701 outstanding shares of the Issuer's Class B Common Stock as of May 31, 2025, as reported in the Issuer's Form 10-Q for the quarter ended April 30, 2025 and filed with the Securities and Exchange Commission on June 5, 2025 (the "10-Q") and (ii) 5,791,931 shares of Class B Common Stock converted into Class A Common Stock by Mr. Thomas subsequent to the filing of the 10-Q before the quarter ending June 30, 2025.
Sole power to vote or to direct the vote: See responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ragy Thomas: /s/ Ragy Thomas, Ragy Thomas (08/11/2025)
- Thomas 2014 Family Trust: /s/ Ragy Thomas, Ragy Thomas, Trustee (08/11/2025)
- Thomas Family 2017 Irrevocable Trust: /s/ Ragy Thomas, Ragy Thomas, Trustee (08/11/2025)
- The Family Trust Under the RT GRAT Dtd 11/11/19 2019: /s/ Ragy Thomas, Ragy Thomas, Trustee (08/11/2025)
Comment: A: Joint Filing Agreement (Incorporated by reference to Exhibit A to the Schedule 13G, filed with the Securities and Exchange Commission on February 14, 2022)